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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Cox Communications, Inc.

(Name of Issuer)

Class A Common Stock, $1.00 par value per share

(Title of Class of Securities)

224044 10 7

(Cusip Number)

Andrew A. Merdek, Esq.
Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328 (678) 645-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

As described in Item 4 of this Amendment No. 11 to Schedule 13D/A, on December 8, 2004, Cox Communications, Inc. (“CCI”) was merged with CEI-M Corporation, a wholly-owned subsidiary of Cox Enterprises, Inc. (“CEI”) with CCI as the surviving company. As a result, CCI is now an indirect wholly-owned subsidiary of CEI. In connection with the merger, all of CCI’s Class A common stock, par value $1.00 per share, which was registered under section 12 of the Securities Exchange Act of 1934, as amended, was canceled. This Amendment No. 11 has been prepared accordingly.

AMENDMENT NO. 11 TO SCHEDULE 13D

CUSIP No. 224044 10 7			Page 3 of 20

1.	Name of Reporting Person: Cox Enterprises, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0*

		8.	Shared Voting Power: 0*

		9.	Sole Dispositive Power: 0*

		10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0*%

14.	Type of Reporting Person (See Instructions): CO

* On December 8, 2004, Cox Communications, Inc. (“CCI”) was merged with CEI-M Corporation (“CEI-M“), a wholly-owned subsidiary of Cox Enterprises, Inc. (“CEI“), with CCI as the surviving company. In connection with the merger, all of CCI’s Class A common stock, par value $1.00 per share, was canceled, and CCI issued new shares of its common stock, par value $0.01 per share, to Cox Holdings, Inc. (“CHI”) and Cox DNS, Inc. (“CDNS”), each of which is a wholly owned subsidiary of CEI. As a result, CCI is now an indirect wholly-owned subsidiary of CEI.

AMENDMENT NO. 11 TO SCHEDULE 13D

CUSIP No. 224044 10 7			Page 4 of 20

1.	Name of Reporting Person: Cox Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0*

		8.	Shared Voting Power: 0*

		9.	Sole Dispositive Power: 0*

		10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0*%

14.	Type of Reporting Person (See Instructions): CO

* On December 8, 2004, CCI was merged with CEI-M, a wholly-owned subsidiary of CEI with CCI as the surviving company. In connection with the merger, all of CCI’s Registered Stock was canceled, and CCI issued new shares of its Private Stock to CHI and CDNS, each of which is a wholly owned subsidiary of CEI. As a result, CCI is now an indirect wholly-owned subsidiary of CEI.

AMENDMENT NO. 11 TO SCHEDULE 13D

CUSIP No. 224044 10 7			Page 5 of 20

1.	Name of Reporting Person: Cox DNS, Inc. (formerly Cox Discovery, Inc.)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0*

		8.	Shared Voting Power: 0*

		9.	Sole Dispositive Power: 0*

		10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0*%

14.	Type of Reporting Person (See Instructions): CO

* On December 8, 2004, CCI was merged with CEI-M, a wholly-owned subsidiary of CEI with CCI as the surviving company. In connection with the merger, all of CCI’s Registered Stock was canceled, and CCI issued new shares of its Private Stock to CHI and CDNS, each of which is a wholly owned subsidiary of CEI. As a result, CCI is now an indirect wholly-owned subsidiary of CEI.

AMENDMENT NO. 11 TO SCHEDULE 13D

CUSIP No. 224044 10 7			Page 6 of 20

1.	Name of Reporting Person: CEI-M Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0*

		8.	Shared Voting Power: 0*

		9.	Sole Dispositive Power: 0*

		10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0*%

14.	Type of Reporting Person (See Instructions): CO

* On December 8, 2004, CCI was merged with CEI-M, a wholly-owned subsidiary of CEI with CCI as the surviving company. In connection with the merger, all of CCI’s Registered Stock was canceled, and CCI issued new shares of its Private Stock to CHI and CDNS, each of which is a wholly owned subsidiary of CEI. As a result, CCI is now an indirect wholly-owned subsidiary of CEI.

AMENDMENT NO. 11 TO SCHEDULE 13D

CUSIP No. 224044 10 7			Page 7 of 20

1.	Name of Reporting Person: Barbara Cox Anthony		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0*

		8.	Shared Voting Power: 0*

		9.	Sole Dispositive Power: 0*

		10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0*%

14.	Type of Reporting Person (See Instructions): OO (Trustee, see Item 5(a))

* On December 8, 2004, CCI was merged with CEI-M, a wholly-owned subsidiary of CEI with CCI as the surviving company. In connection with the merger, all of CCI’s Registered Stock was canceled, and CCI issued new shares of its Private Stock to CHI and CDNS, each of which is a wholly owned subsidiary of CEI. As a result, CCI is now an indirect wholly-owned subsidiary of CEI.

AMENDMENT NO. 11 TO SCHEDULE 13D

CUSIP No. 224044 10 7			Page 8 of 20

1.	Name of Reporting Person: Anne Cox Chambers		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0*

		8.	Shared Voting Power: 0*

		9.	Sole Dispositive Power: 0*

		10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0*%

14.	Type of Reporting Person (See Instructions): OO (Trustee, see Item 5(a))

* On December 8, 2004, CCI was merged with CEI-M, a wholly-owned subsidiary of CEI with CCI as the surviving company. In connection with the merger, all of CCI’s Registered Stock was canceled, and CCI issued new shares of its Private Stock to CHI and CDNS, each of which is a wholly owned subsidiary of CEI. As a result, CCI is now an indirect wholly-owned subsidiary of CEI.

Amendment No. 11 to Schedule 13D Cox Enterprises, Inc. Cox Communications, Inc.	Page 9 of 20

     Cox Enterprises, Inc. (“CEI”), Cox DNS, Inc. (“CDNS”), Cox Holdings, Inc. (“CHI”) and Cox Communications, Inc. (formerly CEI-M Corporation) (“CEI-M”) (collectively, the “Cox Corporations”) together with Barbara Cox Anthony and Anne Cox Chambers hereby file this Amendment No. 11 to Schedule 13D (this “Amendment”) to amend the joint filing on Schedule 13D (filed with the Securities and Exchange Commission (the “Commission”) on January 27, 1995), as amended by Amendment No. 1 to Schedule 13D (filed with the Commission on April 18, 1995), Amendment No. 2 to Schedule 13D (filed with the Commission on July 17, 1995), Amendment No. 3 to Schedule 13D (filed with the Commission on July 1, 1996), Amendment No. 4 to Schedule 13D (filed with the Commission on April 27, 2001), Amendment No. 5 to Schedule 13D (filed with the Commission on November 16, 2001), Amendment No. 6 to Schedule 13D (filed with the Commission on January 30, 2002), Amendment No. 7 to Schedule 13D (filed with the Commission on February 25, 2002), Amendment No. 8 to Schedule 13D (filed with the Commission on February 14, 2003), Amendment No. 9 to Schedule 13D (filed with the Commission on August 2, 2004) and Amendment No. 10 to Schedule 13D (filed with the Commission on October 19, 2004) (the original joint filing on Schedule 13D, together with Amendment Nos. 1-10 to Schedule 13D, are collectively referred to herein as the “Schedule 13D”), with respect to their beneficial ownership of shares of Class A Common Stock, par value $1.00 per share (the “Registered Stock”), issued by Cox Communications, Inc., a Delaware corporation (“CCI”), all shares of which were canceled in CCI’s merger with CEI-M described in Item 4 below. Mrs. Anthony and Mrs. Chambers, both of whom had previously filed separately, began filing jointly with CEI, CHI and CDNS with Amendment No. 8 to Schedule 13D, and this Amendment also amends the Schedule 13D, as amended, originally filed by each of Mrs. Anthony and Mrs. Chambers.

     Except as modified herein, the Schedule 13D is unmodified.

Item 2. Identity and Background

     This Amendment is being jointly filed by the Cox Corporations, Mrs. Anthony and Mrs. Chambers.

     All of the Cox Corporations are incorporated in the State of Delaware. The principal businesses of CEI are publishing, broadband communications, broadcasting and automobile auctions. CHI and CDNS are holding companies. CEI-M was a holding company prior to the merger with CCI described in Item 4 below; following the merger, CEI-M’s principal business is broadband communications. The principal office and business address of CEI, CHI and CDNS is 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. The principal office and business address of CEI-M is 1400 Lake Hearn Drive, Atlanta, Georgia 30319. The principal residence address of Mrs.

Amendment No. 11 to Schedule 13D Cox Enterprises, Inc. Cox Communications, Inc.	Page 10 of 20

Anthony is 3944 Noela Place, Honolulu, Hawaii 96815, and the principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305.

     The directors and executive officers of CEI, CDNS and CHI (including Mrs. Chambers and Mrs. Anthony) are set forth on Schedules I through III, respectively, and incorporated herein by reference. These Schedules set forth the following information with respect to each such person:

(i)	name;

(ii)	residence or business address; and

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Schedule IV sets forth the above information for the directors and executive officers of CEI-M prior to the merger described in Item 4 below; following the merger, the directors and executive officers of CEI-M are the directors and executive officers of CCI prior to the merger. During the last five years, none of the Cox Corporations, Mrs. Anthony, Mrs. Chambers nor, to the best knowledge of the persons filing this Amendment, any of the Cox Corporations’ respective executive officers or directors, have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Cox Corporations, Mrs. Anthony, Mrs. Chambers nor, to the best knowledge of the persons filing this Amendment, any of the Cox Corporations’ respective executive officers or directors, have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the persons filing this Amendment, all of the individuals listed in Schedules I through IV are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     On December 2, 2004, CCI amended and restated its existing credit agreement to conform certain of the provisions of its existing credit facility to the provisions of the new credit agreements described below. CCI’s existing credit agreement, as amended and restated, provides for an unsecured $1.25 billion revolving credit facility with availability through June 4, 2009. Borrowings under the existing credit facility may be used for general corporate purposes. On

Amendment No. 11 to Schedule 13D Cox Enterprises, Inc. Cox Communications, Inc.	Page 11 of 20

December 2, 2004, CCI also entered into new credit agreements, dated as of December 3, 2004, providing CCI with a five-year unsecured $1.5 billion revolving credit facility, a five-year unsecured $2.0 billion term loan and an 18-month unsecured $3.0 billion term loan.

     On December 8, 2004, CCI borrowed approximately $5.2 billion under these new credit agreements, together with $135.0 million under its existing credit facility, and CEI borrowed approximately $1.2 billion in the aggregate under its own term loan and revolving credit facility to fund the purchase of the Registered Stock properly tendered and delivered pursuant to the tender offer described in Item 4 below, to fund the cancellation of vested in-the-money stock options in the follow-on merger described in Item 4 below and to pay related fees and expenses.

Item 4. Purpose of Transaction

     As previously reported, on October 19, 2004, CEI, CHI, CEI-M and CCI entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement contemplated as an initial step a joint tender offer by CCI and CHI for all of the Registered Stock not already beneficially owned by CEI. On November 3, 2004, CCI and CHI launched a joint tender offer for all of the Registered Stock not already beneficially owned by CEI at a price of $34.75 per share. On December 2, 2004, the tender offer expired, and on December 8, 2004, CHI purchased the approximately 190.5 million shares of CCI’s Registered Stock properly tendered and delivered, which represented more than 90% of CCI’s then outstanding Registered Stock when combined with the Registered Stock owned by CHI and CDNS. Following that acquisition, CCI was merged with CEI-M in a short-form merger pursuant to Section 253 of the Delaware General Corporation Law with CCI as the surviving corporation. As a result of this follow-on merger, all of the Registered Stock was canceled, new shares of CCI (formerly CEI-M) common stock, par value $0.01 per share (the “Private Stock”), were issued to CHI and CDNS and CCI became an indirect, wholly-owned subsidiary of CEI. For more information about CCI’s joint tender offer and the merger, please see CCI’s Current Report on Form 8-K dated and filed on December 8, 2004, the contents of which are incorporated by reference herein. The Private Stock is not registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

     (a) See Items 11 and 13 of the cover pages to this Amendment for the aggregate number of shares and percentage of Registered Stock beneficially owned by each of the Cox Corporations, Mrs. Chambers and Mrs. Anthony.

Amendment No. 11 to Schedule 13D Cox Enterprises, Inc. Cox Communications, Inc.	Page 12 of 20

     There are 604,382,786 shares of common stock of CEI outstanding, with respect to which: (i) Mrs. Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (ii) Mrs. Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (iii) Mrs. Anthony, Mrs. Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.1%); and (iv) 274 individuals and trusts exercise beneficial ownership over the remaining 6,247,199 shares (1.1%). Thus, Mrs. Anthony and Mrs. Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.9%) of the common stock of CEI. In addition, Garner Anthony, the husband of Mrs. Anthony, holds beneficially and of record 43,734 shares of common stock of CEI. Mrs. Anthony disclaims beneficial ownership of such shares. Thus, Mrs. Chambers and Mrs. Anthony share ultimate control over the Cox Corporations, and thereby indirectly exercise beneficial ownership over 100% of the Private Stock.

     The Cox Corporations have been informed that the executive officers and directors of the Cox Corporations listed below beneficially owned shares of the Registered Stock prior to the tender offer and the merger:

James C. Kennedy	241,500
Robert C. O’Leary	17,721
Michael J. Mannheimer	14,173
Arthur M. Blank	6,850
Carl R. Gross	5,483
G. Dennis Berry	4,950
John G. Boyette	3,500
Richard L. Braunstein	2,500
Richard J. Jacobson	2,500
Gregory B. Morrison	751
David E. Easterly	600
Marybeth H. Leamer	500
Thomas B. Whitfield	100

To the best of the knowledge of the persons filing this Amendment, all of the persons listed above tendered all of their shares of Registered Stock in the tender offer described in Item 4 above or transferred some portion of such stock pursuant to gifts prior to the expiration of the tender offer.

Amendment No. 11 to Schedule 13D Cox Enterprises, Inc. Cox Communications, Inc.	Page 13 of 20

     (b) As indicated in Items 7 and 9 of the cover pages to this Amendment the Cox Corporations do not beneficially own any shares of Registered Stock, as all shares of Registered Stock have been cancelled. CHI and CDNS do, however, own all outstanding shares of the Private Stock.

     (c) Except as described above, none of the Cox Corporations nor, to the best knowledge of the persons filing this Amendment, any of the Cox Corporations’ respective executive officers and directors, Mrs. Chambers or Mrs. Anthony have effected any transactions in the Registered Stock during the past sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Registered Stock referred to in paragraphs (a) and (b) above.

     (e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement dated January 29, 1995, among CEI, CHI, CDNS and Cox Investment Company, Inc. (incorporated by reference to Exhibit 7.02 to the Cox Corporations’ Schedule 13D, as filed with the Commission on January 27, 1995).

Exhibit 7.02	Joinder of Barbara Cox Anthony and Anne Cox Chambers, dated as of February 14, 2003 to the Joint Filing Agreement, as amended, among CEI, CHI, CDNS, Cox Investment Company, Inc., Barbara Cox Anthony and Anne Cox Chambers (incorporated by reference to Exhibit 7.03 to Amendment No. 8 to the Cox Corporations’ Schedule 13D, as filed with the Commission on February 14, 2003).

Exhibit 7.03	Joinder of Cox Communications, Inc. (formerly CEI-M Corporation), dated as of December 21, 2004 to the Joint Filing Agreement, as amended, among CEI, CHI, CDNS, Barbara Cox Anthony and Anne Cox Chambers.

Exhibit 7.04	Power of Attorney, dated as of June 27, 1995, appointing each of Marion H. Allen, III and Andrew A. Merdek, signing singly, as attorneys-in-fact for Anne Cox Chambers (incorporated by reference as Exhibit 7.02 to Amendment No. 2 to the Schedule 13D of Mrs. Chambers, as filed with the Commission on July 17, 1995).

Amendment No. 11 to Schedule 13D Cox Enterprises, Inc. Cox Communications, Inc.	Page 14 of 20

Exhibit 7.05	Agreement and Plan of Merger, dated October 19, 2004, by and among Cox Enterprises, Inc., Cox Holdings, Inc., CEI-M Corporation and Cox Communications, Inc. (incorporated by reference to the Exhibit 2.1 to Cox Communications, Inc.’s Form 8-K dated October 19, 2004 and filed October 25, 2004).

Exhibit 7.06	Credit Agreement, dated December 3, 2004, among Cox Communications, Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent for the lenders, Citicorp North America, Inc. and Lehman Commercial Paper Inc., as syndication agents, and Citigroup Global Markets Inc., Lehman Brothers Inc. and J.P. Morgan Securities Inc., as joint lead arrangers and joint bookrunners (incorporated by reference to the Exhibit 10.1 to Cox Communications, Inc.’s Form 8-K dated December 2, 2004 and filed December 3, 2004).

Exhibit 7.07	Amended and Restated Five-Year Credit Agreement, dated as of the June 4, 2004 and amended and restated as of December 3, 2004, among Cox Communications, Inc. the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent for the lenders, Bank of America, N.A., as co-syndication agent, Wachovia Bank, National Association, as co-syndication agent, J.P. Morgan Securities Inc., as co-lead arranger and joint bookrunner, and Banc Of America Securities, LLC, as co-lead arranger and joint bookrunner (incorporated by reference to the Exhibit 10.2 to Cox Communications, Inc.’s Form 8-K dated December 2, 2004 and filed December 3, 2004).

Exhibit 7.08	Eighteen-Month Credit Agreement, dated as of December 3, 2004, among Cox Communications, Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent for the lenders, Citicorp North America, Inc. and Lehman Commercial Paper Inc., as syndication agents, and Citigroup Global Markets Inc., Lehman Brothers Inc. and J.P. Morgan Securities Inc., as joint lead arrangers and joint bookrunners (incorporated by reference to the Exhibit 10.3 to Cox Communications, Inc.’s Form 8-K dated December 2, 2004 and filed December 3, 2004).

Amendment No. 11 to Schedule 13D Cox Enterprises, Inc. Cox Communications, Inc.	Page 15 of 20

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COX ENTERPRISES, INC.
Date: December 22, 2004	By:	/s/ Andrew A. Merdek
Andrew A. Merdek
Vice President, Legal Affairs, General Counsel and Corporate Secretary

Amendment No. 11 to Schedule 13D Cox Enterprises, Inc. Cox Communications, Inc.	Page 16 of 20

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COX HOLDINGS, INC.
Date: December 22, 2004	By:	/s/ Andrew A. Merdek
Andrew A. Merdek
Secretary

Amendment No. 11 to Schedule 13D Cox Enterprises, Inc. Cox Communications, Inc.	Page 17 of 20

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COX DNS, INC.
Date: December 22, 2004	By:	/s/ Andrew A. Merdek
Andrew A. Merdek
Secretary

Amendment No. 11 to Schedule 13D Cox Enterprises, Inc. Cox Communications, Inc.	Page 18 of 20

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COX COMMUNICATIONS, INC. (formerly, CEI-M Corporation)
Date: December 22, 2004	By:	/s/ Andrew A. Merdek
Andrew A. Merdek
Secretary

Amendment No. 11 to Schedule 13D Cox Enterprises, Inc. Cox Communications, Inc.	Page 19 of 20

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARBARA COX ANTHONY
Date: December 22, 2004	By:	/s/ Barbara Cox Anthony
Barbara Cox Anthony

Amendment No. 11 to Schedule 13D Cox Enterprises, Inc. Cox Communications, Inc.	Page 20 of 20

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANNE COX CHAMBERS
Date: December 22, 2004	By:	/s/ Anne Cox Chambers
Anne Cox Chambers

Schedule I
Cox Enterprises, Inc.
Executive Officers and Directors

Name	Business Address	Principal Occupation	Employed
James C. Kennedy*	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Chairman of the Board and Chief Exec. Officer .	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

David E. Easterly*	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice Chairman	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

G. Dennis Berry	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	President and Chief Operating Officer	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Robert C. O’Leary*	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Exec. Vice President and Chief Financial Officer	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

John G. Boyette	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Senior Vice President Investments and Administration	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Timothy W. Hughes	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Senior Vice President Administration	Cox Enterprises, Inc 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Alexander V. Netchvolodoff	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Senior Vice President Public Policy	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Barbara C. Anthony*	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Preston B. Barnett	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President and General Tax Counsel	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Anne C. Chambers*	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Richard D. Huguley	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President, Development	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Marybeth H. Leamer	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President, Human Resources	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

* Director of the Corporation

Name	Business Address	Principal Occupation	Employed
Richard J. Jacobson	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President & Treasurer	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Michael J. Mannheimer	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta., GA	Vice President, Materials Management	Cox Enterprises, Inc 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Andrew A. Merdek	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President- Legal Affairs, General Counsel and Corporate Secretary	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Gregory B. Morrison	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President & Chief Information Officer	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

John C. Williams	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President Marketing	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Sanford Schwartz	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President, Business Development	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Thomas B. Whitfield	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President, Direct Marketing	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Alexandra M. Wilson	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President, Public Policy	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Arthur M. Blank*	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Chairman, President & Chief Executive Officer	AMB Group, LLC 3290 Northside Parkway Atlanta, GA 30327

Richard L. Braunstein*	Dow, Lohnes & Albertson, PLLC 1200 New Hampshire Ave Washington, DC 20036	Member	Dow, Lohnes & Albertson, PLLC 1200 New Hampshire Ave. Washington, DC 20036

Thomas O. Cordy*	3770 Village Drive Atlanta, GA 30331	Director- Retired President and Chief Executive Officer	The Maxxis Group, Inc.

Carl R. Gross*	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Director	Retired Senior Vice President and Chief Administrative Officer

Paul J. Rizzo*	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Director- Retired Vice Chairman, IBM Corporation	Franklin Street Partners 6330 Quadrangle Drive Chapel Hill, NC 27514

* Director of the Corporation

Schedule II
Cox Holdings, Inc.
Executive Officers and Directors

Name	Business Address	Principal Occupation	Employed
G. Dennis Berry	President Cox Holdings, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	President and Chief Operating Officer	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Preston B. Barnett	Vice President Cox Holdings, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President and General Tax Counsel	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Richard J. Jacobson*	Treasurer Cox Holdings, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President & Treasurer	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Andrew A. Merdek*	Secretary Cox Holdings, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President, Legal Affairs, General Counsel and Corporate Secretary	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Mindy Riddle*	Assistant Secretary Cox Holdings, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Manager, Financial Services	Wilmington Trust SP Services (Nevada), Inc. 3993 Howard Hughes Parkway Suite 250 Las Vegas, NV 89109

* Director of the Corporation

Schedule III
Cox DNS, Inc.
Executive Officers and Directors

Name	Business Address	Principal Occupation	Employed
Robert C. O’Leary*	President Cox DNS, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Executive Vice President and Chief Financial Officer	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Preston B. Barnett	Vice President Cox DNS, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President and General Tax Counsel	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Richard J. Jacobson	Treasurer Cox DNS, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President and Treasurer	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Andrew A. Merdek*	Secretary Cox DNS, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President, Legal Affairs, General Counsel And Corporate Secretary	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Sanford Schwartz*	Vice President Cox DNS, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President Business Development	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

* Director of the Corporation

Schedule IV
CEI-M Corporation
Executive Officers and Directors

Name	Business Address	Principal Occupation	Employed
G. Dennis Berry*	President CEI-M Corporation 6205 Peachtree Dunwoody Road Atlanta, GA 30328	President and Chief Operating Officer	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Robert C. O’Leary*	Vice President CEI-M Corporation 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Executive Vice President and Chief Financial Officer	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Richard J. Jacobson	Treasurer CEI-M Corporation 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President and Treasurer	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

Andrew A. Merdek*	Secretary CEI-M Corporation 6205 Peachtree Dunwoody Road Atlanta, GA 30328	Vice President, Legal Affairs, General Counsel And Corporate Secretary	Cox Enterprises, Inc. 6205 Peachtree Dunwoody Road Atlanta, GA 30328

* Director of the Corporation